1521 Westbranch Drive Suite 200 McLean, Virginia 22102	VIA EDGAR AND ELECTRONIC DELIVERY

January 24, 2013

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Land Corporation
Registration Statement on Form S-11
File No. 333-183965

Acceleration Request

Requested Date: January 28, 2013

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Gowetski:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-11 to become effective on January 28, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Darren DeStefano, Brian Leaf or Mark Ballantyne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Gladstone Land Corporation

By:	/s/ Danielle Jones

Danielle Jones
Chief Financial Officer

cc:	David Gladstone, Gladstone Land Corporation
Darren DeStefano, Cooley LLP
Thomas R. Salley, Cooley LLP
Brian F. Leaf, Cooley LLP